EXHIBIT 4

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our report dated February 24, 2006, relating to the consolidated financial statements of TransGlobe Energy Corporation appearing in the Annual Report on Form 40-F of TransGlobe Energy Corporation for the year ended December 31, 2005.

March 28, 2006	/s/ Deloitte & Touche LLP
Calgary, Alberta, Canada	Independent Registered Chartered Accountants